UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

2 October 2009

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 6,

Telecom House

8 Hereford Street

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

This report on Form 6-K contains the following:

1.	Annual Meeting media release

2.	Director Independence Determination

3.	Annual Meeting chairman’s speech – media release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 2 October 2009	By:	/S/ CRAIG MULHOLLAND
	Name:	Craig Mulholland
	Title:	Group Company Secretary

1 October 2009

MEDIA RELEASE

Telecom shareholders re-elected directors to board

At Telecom’s annual meeting in Auckland today, shareholders re-elected chairman Wayne Boyd and director Ron Spithill, and elected Sachio Semmoto as a new director.

Self-nominated shareholder, Tim Rooke, was not appointed to the board.

Telecom Chairman Wayne Boyd said the annual meeting enabled shareholders to have their say on a range of issues affecting the company.

“It was pleasing to see the level of shareholder participation in today’s meeting, particularly in expressing their confidence in the company’s leadership and direction.

“18 months into the company’s five-year transformation strategy, rebuilding almost every aspect of our business and continuing to invest heavily in building world-class infrastructure, Paul and his team have delivered across a wide range of fronts,” Mr Boyd said.

Voting results

Shareholders were asked to vote on five resolutions, four of which were supported by the Board. All resolutions were decided by poll.

Resolutions passed by shareholders today were:

•	Authorising the directors to fix the remuneration of the auditors, KPMG

•	Re-election of directors Wayne Boyd and Ron Spithill, who were standing for re-election by rotation as required by relevant listing rules

•	Election of Sachio Semmoto to the board

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Details of the total number of votes cast in person or by the proxy on the poll were:

Resolution	For	Against	Abstain
1. That the directors are authorised to fix the remuneration of the auditors, KPMG	1,132,623,422 99.84%	1,806,449 0.16%	12,832,187
2. That Mr Wayne Boyd be re-elected as a director of Telecom	1,129,558,561 99.50%	5,678,511 0.50%	12,862,251
3. That Mr Ron Spithill be re-elected as a director of Telecom	1,130,172,227 99.55%	5,086,636 0.45%	12,840,460
4. That Dr Sachio Semmoto be elected as a director of Telecom	1,129,656,801 99.51%	5,555,832 0.49%	12,886,690
5. That Dr Tim Rooke be elected as a director of Telecom	31,929,949 2.79%	1,110,782,317 97.21%	4,549,792

Details of the manner in which shareholders directed the proxy to vote at proxy close (and included above):

Proxies	For	Discretionary Board proxies	Discretionary other proxies	Against	Abstain
1. That the directors are authorised to fix the remuneration of the auditors, KPMG	1,122,436,441	5,870,314	737,568	1,750,428	1,629,126
2. That Mr Wayne Boyd be re-elected as a director of Telecom	1,119,610,596	5,579,396	673,266	5,636,969	1,760,915
3. That Mr Ron Spithill be re-elected as a director of Telecom	1,120,154,842	5,604,976	736,206	5,054,279	1,710,839
4. That Dr Sachio Semmoto be elected as a director of Telecom	1,119,678,480	5,660,293	701,206	5,449,809	1,771,354
5. That Dr Tim Rooke be elected as a director of Telecom	31,579,839	6,009,287	679,650	1,090,624,752	3,530,349

- ends -

2

For more information please contact:

Mark Watts

Head of external media

027 2504 018

3

Craig Mulholland

Group Company Secretary

Telecom House, 8 Hereford Street

Private Bag 92028, Auckland, New Zealand

telecomboard@telecom.co.nz

1 October 2009

DIRECTOR INDEPENDENCE DETERMINATION

As required by NZSX Listing Rule 3.3.3(a), the Telecom Board has determined that the following directors are independent, as defined by NZSX Listing Rule 1.6.1:

Wayne Boyd	Independent
Murray Horn	Independent
Rod McGeoch	Independent
Paul Reynolds	Not Independent
Kevin Roberts	Not Independent
Ron Spithill	Independent
Sachio Semmoto	Independent

Yours faithfully,

/S/ CRAIG MULHOLLAND
Craig Mulholland
Group Company Secretary

MEDIA RELEASE

Telecom Corporation of New Zealand Limited

Chairman’s speech – delivered at 2009 Annual Meeting, Ellerslie Event Centre, Greenlane, Auckland 10:00 am 1 October 2009:

A five year strategy and a year of successes

The financial year ended on 30 June 2009 has seen some of the most dramatic and far-reaching change in Telecom’s history.

And that’s saying something, given how quickly this industry changes.

These are not cosmetic changes, but a fundamental rebuilding of virtually every aspect of our business.

Last year we commenced a five-year-long strategy of transformation to ensure the long term health of your company.

It is the most far reaching transformation of any telecommunications company in the world.

While changing our company on such a massive scale is essential, such complicated, radical change carries few guarantees.

In this context, the previous year has been one of remarkable success.

Let there be no doubt, Paul Reynolds and his team of 8000 have delivered.

The five-year transformation strategy calls for a period of intense investment during the first two years, as the company builds world class infrastructure.

These are platforms for growth.

Platforms for giving our customers what they want.

And happier customers are the key to sustainable growth.

Naturally this investment has shown up in our accounts as significantly increased capital expenditure. The consequential increase in depreciation as equipment has been upgraded has reduced net profit, after tax.

But this intensive and necessary investment will provide the platform that will underpin our long term health.

More than $3 million a day has been invested during the year.

What has this bought us?

It has bought us the XT Mobile Network, which I am proud to say is amongst the very best mobile phone networks in the world.

We now have a top quality range of handsets, worldwide roaming capabilities and the opportunity to develop new revenue streams as mobile data products evolve.

It has also bought us a step-change improvement in the quality of New Zealand’s fixed line broadband services, leapfrogging the likes of the UK and Australia in both reach and speed.

Either one of these activities would consume the entire focus of many telecommunications companies.

Yet they have been delivered concurrently with the near flawless execution of the transition to full operational separation.

Telecom’s Undertakings to the Crown are the most detailed and far-reaching in the world and they are being delivered under very challenging circumstances.

Paul Reynolds frequently describes delivery of the Undertakings and Operational Separation as ‘the mother of all IT programmes.’

It is certainly the largest IT programme ever undertaken in New Zealand.

You should be under no illusions as to the challenges the Undertakings present to our company, and those milestones have been met to date.

And there is yet more of which we can be proud.

Despite this tumultuous change and immense challenge, we have improved customer satisfaction markedly.

Telecom’s own people are significantly more engaged.

The New Zealand public as a whole is starting to appreciate that Telecom is changing.

Telecom is becoming the company New Zealand demands and deserves.

Throughout this period of change we have maintained very disciplined management of our finances.

Our balance sheet remains strong and Telecom has met the guidance given to the market during a highly detailed investor briefing day held earlier this year in Sydney

This briefing day is available as a webcast on our website, if you would like to see it.

As a result, your board is very satisfied with the performance of the management team.

Remuneration

Performance deserves to be rewarded, which brings me to the subject of remuneration.

I am aware that there has been disquiet amongst some of you regarding remuneration of our executives, in particular our CEO Paul Reynolds.

I would like to address this issue now.

More than at any time in its history, Telecom needs world class management.

Our strategy of total transformation of Telecom for the long term health of your company is essential, but as I said carries few guarantees of success.

We have made an excellent start, in line with the five-year strategy, and delivered everything we said we would.

As such, it is appropriate that the executive team is rewarded for leading what is already New Zealand’s most complex business through a complete rebuild.

Of technology.

Of systems.

Of culture.

Of customer experience.

I will detail later the key performance indicators for which the executive were rewarded and you will see that they are relevant to this part of the cycle, where we are investing and building as part of a long-term strategy.

Telecom discloses considerably more detail about executive remuneration than it is required to do so under New Zealand laws.

For example, upon his appointment more than two years ago Paul’s contract was fully-disclosed and remains available for you to see. Paul’s incentive schemes were also disclosed in detail in the 2007 Notice of Meeting prior to that year’s Annual Meeting. The discussion at that Annual Meeting traversed many of the issues raised over recent weeks and shareholders voted in favour of Paul’s short- and long-term incentive schemes.

Board membership

The requirement for world-class leadership during this five year transformation extends to the board.

Here, too, there is a long-term strategy in place to identify genuinely world-class board members, with complimentary and diverse skills.

The board is fresh. All bar two members of the board have been appointed since 2006. They are passionate about Telecom’s journey and the telecommunications industry in New Zealand.

We have a team in place to effectively steward your company through the significant challenges Telecom still faces, about a year-and-a-half into the execution of a five-year strategy. They are highly experienced and together bring the range and mix of skills in a complimentary manner that is critical for the governance of our company in these times.

The building of a board must be done strategically, and succession planning must be in place to ensure the board continues to have the relevant skills.

Later in the meeting I will address the board’s recommendations for each of the nominees standing for the board.

New Zealand Inc

But now, as a kiwi myself, I would like to touch on a subject that is close to my heart.

That is the importance of Telecom to New Zealand as a whole.

Not only is a strong Telecom essential for you, as shareholders it is essential for New Zealand to thrive.

We directly employ more than 7000 New Zealanders, and many thousands more through our partners.

Yes, Telecom’s investment of $3m a day is good for the company’s long term health.

It is also good for all of New Zealand.

Perhaps more than any other country, New Zealand’s geographic remoteness demands that we have world class communications infrastructure.

It allows commerce to flow, friends and families to stay in touch across the globe, and allows the best of kiwi innovation to flourish.

I repeat, Telecom must be strong for New Zealand to thrive.

Telecom remains a cornerstone of the NZX, and one of the few large corporations to maintain its head office in New Zealand.

Yet time is against us.

The delivery of our five-year strategy is critical for Telecom New Zealand and the stakes are higher than ever.

Much work remains to be done, but we have a real chance of success now.

This is why, more than ever, we need world class leadership across Telecom.

Last year was one of immense progress, which gives your board the confidence that ‘given clear air’ we can indeed climb the mountain.

As you will have read in the news, the impact of the Government’s fibre plans on Telecom, indeed the entire industry, is still unclear.

Investors accepted that the regulatory framework imposed on Telecom, whatever their views on its merits, had at least provided some certainty in respect of the company’s operating environment.

Let me reassure you, the company will carefully consider and respond to any moves in relation to the Government’s plans.

Paul will speak shortly about the latest developments in this area.

Conclusion

Our share price has rebounded by about 20% from the low during 2009 but clearly the execution risk inherent in our five year plan, and the uncertainty around the Government’s fibre proposal negatively impact upon the share price.

Amidst the uncertainty, I am clear on these things.

We have a world-class leadership team in place

We have engaged and committed staff.

We have a clear strategy to ensure the long term health of your company.

We have made outstanding progress in delivering that strategy.

We have stayed in total control of our finances.

Telecom is changing radically and New Zealand is noticing.

For these reasons, I am optimistic and excited for the future.

Thank you.”